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May 20, 2014	Sarah Clinton
617-951-7375
Sarah.Clinton@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Blackstone Alternative Investment Funds (the “Trust”) (File Nos. 333-185238 and 811-22743)

Ladies and Gentlemen:

On behalf of the Trust, we are filing today through EDGAR, pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended, a copy of the Trust’s preliminary information statement relating to the approval of sub-advisory agreements for Blackstone Alternative Multi-Manager Fund, a series of the Trust.

Please direct any questions concerning this filing to the undersigned.

Very truly yours,

/s/ Sarah Clinton

Sarah Clinton

Enclosures

cc:	James Hannigan, Esq., Blackstone Alternative Asset Management L.P.
James E. Thomas, Esq.